UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(B)

 (Amendment No. 4)

EDGAR ONLINE, INC.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

279765101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

CUSIP No	279765101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dawson Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

514,304

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

514,304

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.46%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, CO

CUSIP No	279765101

Item 1.	(a).	Name of Issuer:

EDGAR ONLINE, INC.

(b).	Address of Issuer's Principal Executive Offices:

11200 Rockville Pike, Suite 310 Rockville, MD 20852

Item 2.	(a).	Name of Person Filing:

Dawson Capital Management, Inc.

(b).	Address of Principal Business Office, or if None, Residence:

354 Pequot Avenue Southport, CT 06890

(c).	Citizenship:

Connecticut

(d).	Title of Class of Securities:

Common Stock, par value $0.01

(e).	CUSIP Number:

279765101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

514,304

(b)	Percent of class:

1.46%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	514,304	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	514,304	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below, the reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAWSON CAPITAL MANAGEMENT, INC.*

/s/ Thomas S. Galvin
By: Thomas S. Galvin
Title: Chief Financial Officer

Date: January 9, 2012

*The Reporting Person disclaims beneficial ownership in the common stock reported herein except to the extent of their pecuniary interest therein.

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